Exhibit 99.1

FOR IMMEDIATE RELEASE

LJ International to Hold Annual General Meeting on Friday, December 9, 2011

Hong Kong, October 24, 2011 – LJ International Inc. (LJI) (NASDAQ: JADE), (“LJI” or “the Company”) a leading colored gemstone and diamond jeweler, today announced that it will hold its 2011 Annual General Meeting of Shareholders (“AGM”) at the Company’s Shenzhen office, 10th Floor, Block 18, Free Trade Zone, Shatoujiao, Shenzhen, PRC, at 11:00 am China/Beijing Time on Friday, December 9, 2011. Shareholders registered in the register of members at the close of business on October 17, 2011 are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s shares who wish to exercise their voting rights must act through their respective brokerage firm.

The notice of AGM, which sets forth the resolutions to be proposed and seek adoption from shareholders, the Proxy Statement and a copy of the Company’s 2010 Annual Report will be available in the near future on the Investor Relations section of the Company’s website at www.ljintl.com.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com